                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------


                                  SCHEDULE 13G
                                 AMENDMENT NO. 1
                                 (RULE 13d-102)



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              HARBINGER CORPORATION
                              ---------------------
                                (Name of Issuer)


                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                   41145C 10 3
                                 --------------
                                 (CUSIP Number)


                                 --------------

CUSIP No. 41145C 10 3                13G/A                     Page 2 of 6 Pages


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      C. TYCHO HOWLE


--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S. CITIZEN

--------------------------------------------------------------------------------
NUMBER OF SHARES BENE-         5    SOLE VOTING POWER
FICIALLY OWNED BY EACH              1,161,895(1)
REPORTING PERSON WITH
                             ---------------------------------------------------
                               6    SHARED VOTING POWER
                                    -0-

                             ---------------------------------------------------
                               7    SOLE DISPOSITIVE POWER
                                    1,161,895(1)

                             ---------------------------------------------------
                               8    SHARED DISPOSITIVE POWER
                                    -0-

--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,161,895(1)

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.3%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

-----------
(1) Includes 50,400 shares held directly or indirectly by the reporting person's wife, 14,391 shares held directly or indirectly by the reporting person's daughters, 146,000 shares held in a family limited partnership for the benefit of the reporting person, his wife and daughters, 75,000 shares held by a charitable remainder unitrust for the benefit of the reporting person, his wife and certain designated charities, 8,022 shares held in a foundation created by the reporting person as to all of which the reporting person disclaims beneficial ownership, and 37,500 shares subject to stock options exerciseable within 60 days.

CUSIP No. 41145C 10 3                13G/A                     Page 3 of 6 Pages


ITEM 1(a).        NAME OF ISSUER:

                  Harbinger Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1055 Lenox Park Blvd.
                  Atlanta, GA  30319

ITEM 2(a).        NAME OF PERSON FILING:

                  C. Tycho Howle

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1055 Lenox Park Blvd.
                  Atlanta, GA  30319

ITEM 2(c).        CITIZENSHIP:

                  U.S. Citizen

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.0001 par value per share

ITEM 2(e).        CUSIP NUMBER:

                  41145C 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act,

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act,

         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of
                           the Act,

         (d)      [ ]      Investment Company registered under Section 8 of the
                           Investment Company Act,

         (e)      [ ]      Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940,

         (f)      [ ]      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see
                           13d-1(b)(1)(ii)(F),

         (g)      [ ]      Parent Holding Company, in accordance with Rule
                           13d-1(b)(ii)(G); see Item 7,

CUSIP No. 41145C 10 3                13G/A                     Page 4 of 6 Pages


         (h)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                  Not applicable

ITEM 4.           OWNERSHIP.

                  IF THE PERCENT OF THE CLASS OWNED, AS OF DECEMBER 31 OF THE YEAR COVERED BY THE STATEMENT, OR AS OF THE LAST DAY OF ANY MONTH DESCRIBED IN RULE 13d-1(b)(2), IF APPLICABLE, EXCEEDS FIVE PERCENT, PROVIDE THE FOLLOWING INFORMATION AS OF THAT DATE AND IDENTIFY THOSE SHARES WHICH THERE IS A RIGHT TO ACQUIRE.

                  (a)      Amount Beneficially Owned:

                  (b)      Percent of Class:

                  (c)      Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct the vote:

                           (ii)  Shared power to vote or to direct the vote:

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                           (iv) Shared power to dispose or to direct the disposition of:

                  Not applicable

         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [X].

         INSTRUCTION. DISSOLUTION OF A GROUP REQUIRES A RESPONSE TO THIS ITEM.


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         IF ANY OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES, A STATEMENT TO THAT EFFECT SHOULD BE INCLUDED IN RESPONSE TO THIS ITEM AND, IF SUCH INTEREST RELATES TO MORE THAN FIVE PERCENT OF

CUSIP No. 41145C 10 3                13G/A                     Page 5 of 6 Pages


THE CLASS, SUCH PERSON SHOULD BE IDENTIFIED. A LISTING OF THE SHAREHOLDERS OF AN INVESTMENT COMPANY REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 OR THE BENEFICIARIES OF AN EMPLOYEE BENEFIT PLAN, PENSION FUND OR ENDOWMENT FUND IS NOT REQUIRED.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  IF A PARENT HOLDING COMPANY HAS FILED THIS SCHEDULE, PURSUANT TO RULE 13d-1(b)(ii)(G), SO INDICATE UNDER ITEM 3(g) AND ATTACH AN EXHIBIT STATING THE IDENTITY AND THE ITEM 3 CLASSIFICATION OF THE RELEVANT SUBSIDIARY. IF A PARENT HOLDING COMPANY HAS FILED THIS SCHEDULE PURSUANT TO RULE 13d-1(c), ATTACH AN EXHIBIT STATING THE IDENTIFICATION OF THE RELEVANT SUBSIDIARY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  IF A GROUP HAS FILED THIS SCHEDULE, PURSUANT TO RULE 13d-1(b)(ii)(H), SO INDICATE UNDER ITEM 3(h) AND ATTACH AN EXHIBIT STATING THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH MEMBER OF THE GROUP. IF A GROUP HAS FILED THIS SCHEDULE PURSUANT TO RULE 13d-1(c), ATTACH AN EXHIBIT STATING THE IDENTIFICATION OF EACH MEMBER OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  NOTICE OF DISSOLUTION OF A GROUP MAY BE FURNISHED AS AN EXHIBIT STATING THE DATE OF THE DISSOLUTION AND THAT ALL FURTHER FILINGS WITH RESPECT TO TRANSACTIONS IN THE SECURITY REPORTED ON WILL BE FILED, IF REQUIRED, BY MEMBERS OF THE GROUP, IN THEIR INDIVIDUAL CAPACITY. SEE ITEM 5.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-1(b):

                  "BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT."

                  Not applicable.

CUSIP No. 41145C 10 3                13G/A                     Page 6 of 6 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 11, 1998


                                    By:      /s/ C. Tycho Howle
                                       -----------------------------------------
                                             C. Tycho Howle

                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

                  Note. Six copies of this statement, including exhibits, should be filed with the Commission.

                  Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).